January 14, 2020

Daniel Gudema
Chief Executive Officer
Take It National, Inc.
299 Camino Gardens, Suite 300
Boca Raton, FL 33432

       Re: Take It National, Inc.
           Offering Statement on Form 1-A
           Filed December 18, 2019
           File No. 024-11132

Dear Mr. Gudema:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Dilution, page 13

1. Please confirm that the amounts presented as "Net tangible book value after giving effect to the offering" are correct and based upon the number of shares outstanding after the offering. Also, please clarify how you are calculating "Percent of dilution to New
      Investors" as we can not recalculate this percentage. For example, the first column shows the net tangible book value after the offering of $0.125 per share whereas the offering price is $0.50 which seems to be a larger dilution than that presented in the table.
Use of Proceeds, page 15

2. We note your disclosure indicating that a significant portion of your proceeds will be for
      "Salary for current or future employees." Please briefly describe any proposed compensation to be made to your officers and directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A for guidance.
 Daniel Gudema
Take It National, Inc.
January 14, 2020
Page 2
Item 7: Description of Business Our Company
Going Concern, page 20

3. Please clarify your disclosures that state your auditors have expressed substantial doubt about your ability to continue as a going concern. In this respect, we note that you have not provided audited financial statements in your filing. If an audit of these financial statements was obtained for other purposes, those audited financial statements must be filed, and an audit opinion complying with Rule 2-02 of Regulation S-X must be filed along with such financial statements. See Form 1-A - Rules on Part Financial Statements:
         (b) Financial Statements for Tier 1 Offerings.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
21

4. You disclose on page 21 and elsewhere that you have "developed a proprietary software platform." You also disclose on page 21 that you "have not generated revenues from our operations." It is unclear whether you have a currently marketable product generating revenue. To provide context, please disclose what the $46,805 of revenues generated in the nine months ended September 30, 2019 represents. To the extent your product is not yet marketable, please revise clearly to indicate this and describe its current development status.
Item 14: Securities Being Offered, page 26

5. You disclose on pages 11 and 26 that you do not have authorized shares of preferred stock or preferred shareholders. Please reconcile this disclosure with the disclosure on the face of your balance sheet and in Part I, Item 1 of Form 1-A that you have 1,000,000 authorized shares of preferred stock and 1,000,000 shares of preferred stock issued and outstanding.
6. On page 11, you disclose that you "have never paid dividends and do not intend to pay any dividends for the foreseeable future." Please reconcile this disclosure with the shareholder distributions reflected in your Statements of Cash Flows and Statements of
         Shareholders Equity for 2018 and the nine months ended September 30, 2019. Clarify whether these distributions were made on your common stock or preferred stock and whether you intend to pay dividends in the future.
Signatures, page 30

7. Please revise the signature page so that your offering statement is signed by your principal executive officer, principal financial officer and principal accounting officer and a
FirstName LastNameDaniel Gudema
       majority of the members of your board of directors. To the extent someone is signing in
Comapany NameTakecapacity, indicate each capacity in which such person is signing. Refer to more than one It National, Inc.
January 14, 2020 Page Signatures on Form 1-A.
       Instruction 1 to 2
FirstName LastName
 Daniel Gudema
FirstName LastNameDaniel Gudema
Take It National, Inc.
Comapany NameTake It National, Inc.
January 14, 2020
Page 3
January 14, 2020 Page 3
FirstName LastName
General

8. Please revise the disclosure throughout your offering statement, including pages 11, 19 and 20, to clarify the nature and extent of any reporting obligations and the applicability of emerging growth company status to your Tier 1 Regulation A offering. In this regard, as a Tier 1 issuer, you will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A. It also does not appear that you intend to file an Exchange Act registration statement to become a reporting company under
         Section 12 of the Exchange Act. Therefore, revise your disclosure to discuss your lack of reporting obligations under either Regulation A or the Exchange Act, and remove references to the applicability of emerging growth company status. In addition, to avoid confusion, please revise the cover page of the offering circular so that it states that the offering is a Tier 1 offering rather than a "TIER II OFFERING."
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology